

Adam Oxner (He/Him) · 3rd

CTO & Cofounder @ MySwimPro | Forbes 30 Under 30
New York, New York, United States · **Contact info**

500+ connections

 MySwimPro, Inc.

University of Michigan

Experience


MySwimPro, Inc.
7 yrs 1 mo

Co-founder, CTO
Nov 2018 – Present · 3 yrs 1 mo
Greater Detroit Area

Co-founder, iOS Lead
Nov 2014 – Nov 2018 · 4 yrs 1 mo
Greater Detroit Area

Lead development, product and design.


iOS Developer
Expedia, Inc.
Sep 2015 – Jun 2017 · 1 yr 10 mos
Ann Arbor, MI

Contributed to the development of the Expedia iOS app, as well as their many white-labeled apps. We developed 100% natively, and transitioned from Objective-C to Swift 3 in my time there.

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Software Engineer
Thomson Reuters
Jun 2014 – Aug 2015 · 1 yr 3 mos
Dexter, MI

Develop web and native Windows applications for tax and accounting firms. Working on the full stack: PostgreSQL databases, Web APIs in .NET, client-facing UI in AngularJS, to complicated calculations (taxes can be complicated) in C++/CLI.


Classroom Technical Support
University of Michigan
Mar 2012 – Apr 2014 · 2 yrs 2 mos
Ann Arbor, MI

Solve technical issues in classrooms.


Integrated Product Development Intern
Navistar Inc
Jun 2013 – Aug 2013 · 3 mos
Lisle, IL

Android development.

Education



University of Michigan
Bachelor of Engineering (B.E.), Computer Science and Engineering
2010 – 2014
Activities and Societies: Men's Varsity Swim Team

Volunteer experience



Weekly Volunteer
Michigan From The Heart
Sep 2010 – Apr 2014 · 3 yrs 8 mos
Children

Visit kids and their families at C.S. Mott Children's Hospital on Thursdays with other UM athletes.